Exhibit 99.5

925 Broadbeck Drive, Suite 220, Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol; KEI NASDAQ ticker symbol; KGEI

For Immediate Release

KOLIBRI GLOBAL ENERGY ANNOUNCES FIRST QUARTER 2024 NET INCOME OF US$3.3 MILLION AND ADJUSTED EBITDA OF US$10.4 MILLION

(Highest quarterly gross revenues in Company History)

THOUSAND OAKS, CALIFORNIA, May 13, 2024

All amounts are in U.S. Dollars unless otherwise indicated:

FIRST QUARTER HIGHLIGHTS

●	Average production for the first quarter of 2024 was 3,305 BOEPD, an increase of 3% compared to first quarter of 2023 average production of 3,194 BOEPD. The production increase is due to the additional production from the wells that were drilled and completed in 2023
●	Revenue, net of royalties was $14.2 million in the first quarter of 2024 compared to $14.3 million for the first quarter of 2023, as higher production was offset by lower average prices
●	Production and operating expense per barrel averaged $8.36 per BOE in the first quarter of 2024 compared to $6.04 per BOE in the first quarter of 2023. The increase was due to natural gas and NGL processing costs of $0.6 million, or $1.93 per BOE, related to prior years as the purchaser reassessed prior year gathering and processing costs in 2024. Without these fees, operating expense per barrel would be $6.43 per BOE for the first quarter of 2024, an increase of 6%
●	Adjusted EBITDA(1) was $10.4 million in the first quarter of 2024 compared to $11.4 million in the first quarter of 2023, a decrease of 9% The decrease was due to lower average prices and higher production and operating expenses due to the prior period gathering and processing fees, partially offset by an increase in production
●	Net income in the first quarter of 2024 was $3.3 million, compared to net income of $7.9 million in the same period of 2023. The decrease was due to lower average prices, higher income tax expense and higher operating expenses due to the prior period gathering and processing fees, partially offset by higher production. In addition, the Company had a $0.9 million unrealized loss on commodity contracts in the first quarter of 2024 compared to a $1.4 million unrealized gain in the first quarter of 2023
●	Average netback from operations(2) for the first quarter of 2024 was $38.94 per BOE, a decrease of 11% from the prior year first quarter of $43.67 per BOE. Netback including commodity contracts(2) for the first quarter of 2024 was $37.81 per BOE compared to $42.23 in the first quarter of 2023, a decrease of 10% from the prior year period. The decreases were due to lower average prices and increased operating expenses due to the prior period gathering and processing fees. Netback from operations for the first quarter of 2024 without the prior period gathering and processing fees would have been $40.87 per boe
●	At March 31, 2024, the Company had $8.0 million of available borrowing capacity on the credit facility. The Company is currently awaiting its next redetermination from the bank which is expected to occur later in the second quarter of 2024

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

Kolibri’s President and Chief Executive Officer, Wolf Regener commented:

“We are pleased with the first quarter performance of the Company as we continue to generate strong cash flow with $10.4 million of Adjusted EBITDA(1) in the first quarter of 2024. Production in the first quarter of 2024 was 3,305 BOEPD, which was 3% higher than the prior year first quarter. In addition, we will be adding production from the Nickel Hill 35-1H and 35-2H wells (62.9% working interest), which are in the final stages of being completed. Flowback of these wells is expected to begin shortly after the fracture stimulations are complete, and we expect production to start near the end of May.”

“The Company reworked three wells in the first quarter of 2024 and another well in the second quarter. These are all wells that were impacted by offset fracture stimulations. Wells that were impacted by the offset fracture stimulations reduced production by about 275 BOEPD in the first quarter of 2024. Even with this reduction, production is above the year end forecast from our third-party reservoir engineering firm and the reworks have improved production further.”

	First Quarter 2024	First Quarter 2023%
Net income:
$ Thousands	$3,345	$7,896	(58)%
$ per basic common share	$0.09	$0.22	(59)%

Capital Expenditures	$5,320	$4,188	27%
Adjusted EBITDA(1)	$10,374	$11,396	(9)%

Average production per day (Boepd)	3,305	3,194	3%
Average price per boe	$60.66	$62.87	(4)%
Netback from operations(2)	$38.94	$43.67	(11)%
Netback including commodity contracts(2)	$37.81	$42.23	(10)%

	March 31, 2024	December 31, 2023
Cash and Cash Equivalents	$1,801	$598
Working Capital	$(6,564)	$(11,916)
Borrowing Capacity	$8,042	$10,042

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

First Quarter 2024 versus First Quarter 2023

Oil and gas gross revenues totaled $18.2 million in the first quarter of 2024 versus $18.1 million in the first quarter of 2023. Oil revenues increased $0.3 million or 2% to $16.5 million as oil production was flat and oil prices increased by 1% to $75.03 per barrel. Natural gas revenues decreased $0.4 million, or 45%, to $0.4 million as natural gas prices decreased by 51% partially offset by an 11% production increase. Natural gas liquids (NGLs) revenues increased $0.3 million, or 28%, as NGL production increased by 20% to 487 boepd and prices increased by 6% to $28.25 per BOE.

Average production for the first quarter of 2024 was 3,305 BOEPD, an increase of 3% compared to first quarter of 2023 average production of 3,194 BOEPD. The production increase is due to the additional production from the wells drilled in 2023.

Production and operating expenses for the first quarter of 2024 was $2.2 million compared to $1.6 million in the prior year period, an increase of 45%. The increase was due to natural gas and NGL processing costs of $0.6 million, or $1.93 per BOE, related to prior years as the purchaser reassessed prior year gathering and processing costs in 2024.

General and administrative expenses for the first quarter of 2024 was $1.3 million compared to $0.9 million for the same period of 2023, an increase of 36%. The increase was due to higher accounting fees and public company costs, higher payroll and director fees and higher investor relations costs.

Finance income decreased $1.4 million in the first quarter of 2024 compared to the prior year quarter due to an unrealized gain on commodity contracts in recorded in 2023.

Finance expense increased $1.3 million in the first quarter of 2024 compared to the prior year quarter due primarily to an unrealized loss on commodity contracts in 2024 of $0.9 million and higher interest expense.

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Thousands of United States Dollars)

($000 except as noted)

	March 31 2024 (unaudited)	December 31 2023 (audited)

Current Assets
Cash	$1,801	$598
Accounts receivables and other receivables	7,525	5,492
Deposits and prepaid expenses	835	838
	10,161	6,928

Non-current assets
Property, plant and equipment	217,926	216,161
Right of use assets	1,104	1,190
Fair value of commodity contracts	-	78
	219,030	217,429

Total Assets	$229,191	$224,357

Current Liabilities
Accounts payable and other payables	$14,881	$17,648
Lease liabilities	965	1,068
Fair value of commodity contracts	879	128
	16,725	18,844

Non-current liabilities
Loans and borrowings	31,667	29,612
Asset retirement obligations	2,048	1,966
Deferred taxes	4,550	3,359
Lease liabilities	180	162
Fair value of commodity contracts	111	-
	38,556	35,099

Equity
Shareholders’ capital	296,232	296,232
Contributed surplus	24,330	24,179
Accumulated deficit	(146,652)	(149,997)
	173,910	170,414

Total Equity and Liabilities	$229,191	$224,357

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited, expressed in Thousands of United States dollars, except per share amounts)

($000 except as noted)

	Three months ended March 31,
($000’s)	2024	2023
Revenue:
Oil and gas revenue, net of royalties	$14,226	$14,293
Other income	59	1
	14,285	14,294
Expenses:
Production and operating expenses	2,246	1,553
Depletion, depreciation and amortization	3,894	4,338
General and administrative expenses	1,265	930
Share based compensation	128	18
	7,533	$6,839

Finance Income	-	1,390
Finance Expense	(2,216)	(949)
Income tax expense	(1,191)	-

Net income	3,345	7,896
Basic and diluted net income per share	$0.09	$0.22

KOLIBRI GLOBAL ENERGY INC.

FIRST QUARTER 2024

(Unaudited, expressed in Thousands of United States dollars, except as noted)

	Three Months Ended March 31,
	2024	2023
Oil revenue before royalties	$16,548	$16,278
Natural gas revenue before royalties	445	815
NGL revenue before royalties	1,251	981
Oil and Gas revenue before royalties	18,244	18,074
Adjusted EBITDA(1)	10,374	11,396
Capital expenditures	5,320	4,188

Statistics:
Average oil production (Bopd)	2,423	2,431
Average natural gas production (mcf/d)	2,371	2,138
Average NGL production (Boepd)	487	407
Average production (Boepd)	3,305	3,194

Average oil price ($/bbl)	$75.03	$74.40
Average natural gas price ($/mcf)	2.06	4.24
Average NGL price ($/bbl)	28.25	26.77

Average price per barrel	$60.66	$62.87
Royalties per barrel	13.36	13.16
Operating expenses per barrel(3,4)	8.36	6.04
Netback from operations(2)	38.94	43.67
Price adjustment from commodity contracts (Boe)	(1.13)	(1.44)
Netback including commodity contracts (Boe)(2)	$37.81	$42.23

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

(3)	Operating expenses include compressor costs of $271,000 in the first quarter of 2024 and $183,000 in the first quarter of 2023 that are accounted for as a lease under IFRS 16.

(4)	Operating expense in the first quarter of 2024 includes natural gas and NGL processing costs of $0.6 million, or $1.93 per BOE, related to prior years as the purchaser reassessed prior year gathering and processing costs in 2024.

The information outlined above is extracted from and should be read in conjunction with the Company’s unaudited financial statements for the three months ended March 31, 2024 and the related management’s discussion and analysis thereof, copies of which are available under the Company’s profile at www.sedarplus.ca.

NON-GAAP MEASURES

Netback from operations, netback including commodity contracts and adjusted EBITDA (collectively, the “Company’s Non-GAAP Measures”) are not measures or ratios recognized under Canadian generally accepted accounting principles (“GAAP”) and do not have any standardized meanings prescribed by IFRS. Management of the Company believes that such measures and ratios are relevant for evaluating returns on each of the Company’s projects as well as the performance of the enterprise as a whole. The Company’s Non-GAAP Measures may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures and ratios as reported by such organizations. The Company’s Non-GAAP Measures should not be construed as alternatives to net income, cash flows related to operating activities, working capital or other financial measures and ratios determined in accordance with IFRS, as an indicator of the Company’s performance.

An explanation of how the Company’s Non-GAAP Measures provide useful information to an investor and the purposes for which the Company’s management uses the Non-GAAP Measures is set out in the management’s discussion and analysis under the heading “Non-GAAP Measures” which is available under the Company’s profile at www.sedarplus.ca and is incorporated by reference into this earnings release.

The following is the reconciliation of the non-GAAP ratio netback from operations to net income (loss) from continuing operations, which the Company considers to be the most directly comparable financial measure that is disclosed in the Company’s financial statements:

	Three months ended March 31,
(US $000)	2024	2023
Net income	3,345	7,896

Adjustments:
Income tax expense	1,191	-
Finance income	-	(1,390)
Finance expense	2,216	949
Share based compensation	128	18
General and administrative expenses	1,265	930
Depletion, depreciation and amortization	3,894	4,338
Other income	(59)	(1)
Operating netback	11,980	12,740

Netback from operations	$38.94	$43.67

The following is the reconciliation of the non-GAAP measure adjusted EBITDA to the comparable financial measures disclosed in the Company’s financial statements:

(US $000)	Three months ended March 31,
	2024	2023
Net income	3,345	7,896
Depletion and depreciation	3,894	4,338
Accretion	45	45
Interest expense	915	485
Unrealized (gain) loss on commodity contracts	915	(1,390)
Share based compensation	128	18
Other income	(59)	(1)
Income tax expense	1,191
Foreign currency loss	-	5

Adjusted EBITDA	10,374	11,396

Cautionary Statements

In this news release and the Company’s other public disclosure:

(a)	The Company’s natural gas production is reported in thousands of cubic feet (“Mcfs”). The Company also uses references to barrels (“Bbls”) and barrels of oil equivalent (“Boes”) to reflect natural gas liquids and oil production and sales. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

(b)	Discounted and undiscounted net present value of future net revenues attributable to reserves do not represent fair market value.

(c)	Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

(d)	The Company discloses peak and 30-day initial production rates and other short-term production rates. Readers are cautioned that such production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery.

Caution Regarding Forward-Looking Information

This release contains forward-looking information including information regarding the proposed timing and expected results of exploratory and development work including production from the Company’s Tishomingo field, Oklahoma acreage, projected increases in production and cash flow, the Company’s reserves based loan facility, expected hedging levels and the Company’s strategy and objectives. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements.

Such forward-looking information is based on management’s expectations and assumptions, including that the Company’s geologic and reservoir models and analysis will be validated, that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that previous exploration results are indicative of future results and success, that expected production from future wells can be achieved as modeled, that declines will match the modeling, that future well production rates will be improved over existing wells, that rates of return as modeled can be achieved, that recoveries are consistent with management’s expectations, that additional wells are actually drilled and completed, that design and performance improvements will reduce development time and expense and improve productivity, that discoveries will prove to be economic, that anticipated results and estimated costs will be consistent with management’s expectations, that all required permits and approvals and the necessary labor and equipment will be obtained, provided or available, as applicable, on terms that are acceptable to the Company, when required, that no unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays or labor or contract disputes are encountered, that the development plans of the Company and its co-venturers will not change, that the demand for oil and gas will be sustained or increase, that the Company will continue to be able to access sufficient capital through financings, credit facilities, farm-ins or other participation arrangements to maintain its projects, that the Company will continue in compliance with the covenants under its reserves-based loan facility and that the borrowing base will not be reduced, that funds will be available from the Company’s reserves based loan facility when required to fund planned operations, that the Company will not be adversely affected by changing government policies and regulations, social instability or other political, economic or diplomatic developments in the countries in which it operates and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business and its ability to advance its business strategy.

Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company’s geologic and reservoir models or analysis are not validated, that anticipated results and estimated costs will not be consistent with management’s expectations, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks including flooding and extended interruptions due to inclement or hazardous weather), the risk of commodity price and foreign exchange rate fluctuations, risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with continued development of the Tishomingo Field, the risk that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the Company will cease to be in compliance with the covenants under its reserves-based loan facility and be required to repay outstanding amounts or that the borrowing base will be reduced pursuant to a borrowing base re-determination and the Company will be required to repay the resulting shortfall, that the Company is unable to access required capital, that funding is not available from the Company’s reserves based loan facility at the times or in the amounts required for planned operations, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve and the other risks identified in the Company’s most recent Annual Information Form under the “Risk Factors” section, the Company’s most recent management’s discussion and analysis and the Company’s other public disclosure, available under the Company’s profile on SEDAR at www.sedarplus.ca.

Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The forward-looking information included in this release is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil, gas and clean and sustainable energy. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener, President and Chief Executive Officer +1 (805) 484-3613

Email: investorrelations@kolibrienergy.com

Website: www.kolibrienergy.com